GELTECH SOLUTIONS, INC.

1460 PARK LANE SOUTH, SUITE 1

JUPITER, FLORIDA 33458

July 18, 2013

[Via EDGAR]

Mr. Jay Ingram

Legal Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3030

Washington, DC 20549

Re: Post-Amendment No. 1 to Registration Statement on Form S-1 filed on June 7, 2013 (File No. 333–178911)

Dear Mr. Ingram:

Please find our response to your follow up comment dated July 3, 2013, relating to our responses to your comment letter dated June 17, 2013 related to the Post-Effective Amendment No. 1 to Registration Statement on Form S-1 filed June 7, 2013 of GelTech Solutions, Inc. (the “Company”). Our response to your follow up comment follows your comment which has been reproduced.

General

1.

We note your response to comment one in our letter dated June 17, 2013. Please revise your prospectus disclosure to include the impact of a possible Section 5 violation. For example, please reflect the amount subject to possible rescission on your financial statements, describe the matter in a note to the financial statements, add risk factor disclosure and provide MD&A disclosure.

Registrant’s Response

As we discussed with Ms. Erin Jaskot on our July 15, 2013 conference call, the Company proposes to include MD&A and risk factor disclosure of the potential violation of Section 5 of the Securities Act of 1933 (the “Act”) in its prospectus and in future filings through the one-year anniversary of the December 2012 sales. The Company does not believe it would be appropriate for it to report the amount of the possible rescission in its financial statements for the reasons described below.

In making its determination, the Company considered ASC 450-20 "Loss Contingencies"; and Item 103 of SEC Regulation S-K. The Company also considered the guidance under ASC 480-10-S99 (ASR 268) "Distinguishing Liabilities from Equity".

The Company believes that the stock sold is not subject to rescission given that it has been advised by legal counsel that the potential existence of a right of rescission by Lincoln Park cannot be definitively proven until Lincoln Park initiates a successful lawsuit against the Company and proves that the Company violated Section 5 of the Act and is entitled to have such transaction rescinded. Our management has discussed this matter with Lincoln Park who has advised us that they still hold the shares which were purchased in December 2012. Lincoln Park paid the Company an average price of $0.36 per share in December 2012. The closing price was $1.41 as of the close of business on the last trading day before the date of this letter, and over the last 30 calendar days the closing prices have ranged between $0.93 and $1.41. Based on our discussions and business relationship with Lincoln Park, the fact that no litigation has been threatened or is pending and our current stock price, we believe the likelihood of Lincoln Park filing suit seeking rescission in the next five months is remote. Accordingly, the Company believes the potential rescission to be a contingent liability. In accordance with ASC 450 – 20 “Loss Contingencies” such contingent liabilities should not be recorded and furthermore ASC 450-20-50-6 provides that no footnote disclosure is necessary. Consequently, management does not believe it would be appropriate to record the potential rescission in its financial statements however, we have no objection to voluntarily including footnote disclosure in future filings.

To further support our position, the Company reviewed the Commission filings of other issuers who have received comment letters under similar facts and circumstances including Location Based Technologies, Inc. (dated February 10, 2013) and Lighting Science Group Corp. (dated February 28, 2013). In both of these examples, the issuer believed that the likelihood of rescission was remote and based on that determination it included the shares subject to rescission in permanent equity. In contrast to the Company, both Location Based Technologies and Lighting Science Group were both trading at a significantly lower price at the time each issuer received a SEC comment letter as compared to the closing price of the common stock when the potential violation took place which would increase the potential filing of a lawsuit by an aggrieved purchaser. The Company’s most recent stock price of $1.41 is over 390% of the $0.36 price that was paid for by Lincoln Park. Management believes these facts provide additional support for our conclusion.

The following is the Company’s proposed disclosure in future filings including the Post-Effective Amendment No. 2 to the Form S-1:

Risk Factor

Because sales made to Lincoln Park in December 2012 may have been made in violation of the Securities Act, if Lincoln Park sues us prior to December 27, 2013 to recover their purchase price of $90,000 we may be required to rescind the sale(s) and return the proceeds with interest.

Under the Purchase Agreement, we have the right to sell common stock to Lincoln Park from time to time provided that the registration statement which contains this prospectus is declared effective and is current at the time of sale. In December 2012, GelTech sold shares under the Purchase Agreement and received $90,000 of proceeds ($0.36 per share). At that time, the prospectus was not current because it included financial statements that were older than 16 months. As a result, GelTech may have violated Section 5 of the Securities Act. Consequently, Lincoln Park may have the right to recover the amount paid by them for the shares sold in December with interest. Under federal law, this right will expire one year from the dates of purchase. If Lincoln Park sues us prior to the one year anniversary of the sale, we may be liable.

Management’s Discussion and Analysis – Liquidity

The Company may be required to pay approximately $90,000 to Lincoln Park in the event that they initiate a successful lawsuit against the Company for sales under a stale registration statement. To date, no legal filings have been made or threatened by Lincoln Park. See “Risk Factors” at page ____ of this Prospectus.

The following is the Company’s proposed disclosure in future filings beginning with the Form 10-K for the year ended June 30, 2013:

Commitments and Contingencies Footnote

The Company may be subject to rescission rights from an investor who purchased 249,931 shares of the Company’s common stock in December 2012 at an average price of $0.36 per share during a time when the Registration Statement for those shares was stale due to the Company’s failure to file a Post-Effective Amendment to its Registration Statement including updated financial statements. As such, from now until the end of December 2013, the investor has the right under Section 5 of the Securities Act of 1933 to file suit against the Company to rescind the purchase and force the Company to repurchase the shares at the price paid by the investor. To date, the investor has not filed suit and because the market price of the Company’s common stock has been significantly higher than $0.36 per share, the Company considers the likelihood that the investor will file suit to be remote. Therefore, in accordance with ASC 450-20 “Loss Contingencies”, the Company has not recorded a liability for the potential rescission.

GelTech acknowledges that:

•

it is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the Staff prior to the distribution of another comment letter. Please direct any questions concerning this letter to Michael Harris, Nason, Yeager, Gerson, White & Lioce, P.A. at (561) 471-3516.

Sincerely yours,

/s/ Michael R. Hull
Michael R. Hull
Chief Financial Officer

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